Exhibit 99.29

ImmunoPrecise Announces Annual General Meeting Results

VICTORIA, Dec. 2, 2019 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTC QB: IPATF) announces that all resolutions were passed by the shareholders at its annual general meeting (“AGM”) held in Vancouver, British Columbia, on November 22, 2019.

Shareholders, represented in person or by proxy, at the AGM voted in favour of setting the number of directors at 7, appointed incumbent directors Dr. Jennifer Bath, Dr. James Kuo, Robert Beecroft, Dr. Robert Burke, Greg Smith, Paul Andreola and Brian Lundstrom as directors of the Company for the ensuing year. Shareholders also appointed Crowe Mackay LLP as the Company’s external auditor, approved the Company’s rolling 10% stock option plan and approved the newly adopted shareholder rights plan (the “Shareholder Rights Plan”).

The purpose of the Shareholder Rights Plan is to ensure that all shareholders are treated fairly in connection with any offer to acquire the outstanding common shares of the Company and that the board of directors of the Company has the opportunity to identify, solicit, develop and negotiate value-enhancing alternatives to any unsolicited take-over bid. The Shareholder Rights Plan has not been adopted in response to, or in anticipation of, any known or anticipated take-over bid. The Shareholder Rights Plan will now be in effect for a term of three years.

A summary of the principal terms and conditions of the Shareholder Rights Plan is set out in the Company’s Management Information Circular and a copy of the Shareholder Rights Plan is filed on SEDAR.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is an international, full-service, therapeutic antibody discovery company offering species agnostic advancements such as the B cell SelectTM progressive, single-cell interrogation technology and the DeepDisplayTM custom phage libraries, as well as the AbthenaTM bispecific program. IPA is focused on the next generation of antibody discovery, to deliver the most therapeutically relevant antibodies, in a shorter period of time, with the highest probability of succeeding to clinical trials.

ImmunoPrecise discovery and development are conducted in Utrecht and Oss, the Netherlands (U-Protein Express and IPA Europe, respectively), and in Victoria, British Columbia (IPA Canada). The Company operates globally to offer a continuum of superior antibody services, transforming the face of therapeutic discovery, by decreasing turnaround time and risk, and promoting clinical success.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the fiscal year ended April 30, 2018 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

View original content to download multimedia:

http://www.newswire.ca/en/releases/archive/December2019/02/c2791.html

%SEDAR: 00005542E

For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., 1450 - 701 West Georgia St., Vancouver, BC V7Y 1G5

CO: ImmunoPrecise Antibodies Ltd.

CNW 08:00e 02-DEC-19